Dynegy Inc.

601 Travis Street, Suite 1400

Houston, Texas 77002

Phone  713.507.6400

February 28, 2014

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mara L. Ransom

Re:                             Dynegy Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed January 23, 2014

File No. 333-192732

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 14, 2013

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Filed November 7, 2013

File No. 001-33443

Dear  Ms. Ransom:

Dynegy Inc. (the “Company”) and the other registrants named in the Registration Statement (as defined below) (the “Additional Registrants” and together with the Company, the “Registrants”), are in receipt of the comment letter dated February 7, 2014 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) containing comments on the above-referenced filings.  The Company transmits herewith for review by the Staff Amendment No. 2 (the “Amendment”) to the registration statement on Form S-4 referenced above (the “Registration Statement”).  The Company is also forwarding a copy of this letter and a copy of the Amendment marked against the Registration Statement via electronic mail.

Set forth below are the Company’s responses to the comments in the Comment Letter.  For ease of reference, the comments contained in the Comment Letter are printed below in bold-face type and are followed by the Company’s responses.

Registration Statement on Form S-4

The Exchange Offer, page 31

Acceptance of Old Notes for Exchange; Delivery of Exchange Notes, page 33

1.              We note your response to comment 8 in our letter dated December 31, 2013. Please revise your disclosure on page 33, which still states that “in the case of Old Notes tendered by book entry transfer into the exchange agent’s account at DTC pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer [. . .]”.

Response:

The section entitled, “The Exchange Offer—Acceptance of Old Notes for Exchange; Delivery of Exchange Notes” on page 33 of the Registration Statement has been revised to clarify that, in the case of Old Notes (as defined in the Registration Statement) tendered by book entry transfer into the exchange agent’s account at DTC, any non-exchanged Old Notes will be credited to an account maintained with DTC promptly after the Expiration Date or termination of the exchange offer.  Please read page 25 of the Amendment.

Index to Exhibits

Exhibit 5.3

2.              We note your response to comment 12 in our letter dated December 31, 2013, as well as counsel’s revised opinion. Please have counsel further revise its opinion to clarify that, in addition to reviewing the listed documents, counsel engaged in such investigation as it deemed appropriate to render the given opinions.

Response:

Counsel has revised its opinion in response to the Staff’s comment.  Please read Exhibit 5.3 of the Amendment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Managements’ Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 45

3.              We note from your responses to comments 16, 17 and 23 in our letter dated December 31, 2013 that you propose to revise your disclosure to address our comments in future filings. While we would consider accepting your revised disclosures in future filings under the Exchange Act of 1934, we believe you should include these revised disclosures in your pending registration statement on Form S-4 prior to its effectiveness. To satisfy this objective you could amend your December 31, 2012 Form 10-K as well as your 2013 Forms 10-Q and incorporate these amended filings into your registration statement. Alternatively you could either file and incorporate by reference your December 31, 2013 Form 10-K, if feasible, or you could amend the registration statement to provide the revised MD&A disclosures directly in the registration statement.

Response:

The Company acknowledges the Staff’s comments and advises the Staff that it has included the revised disclosures in its December 31, 2013 Form 10-K filed on February 27, 2014.  The Company has revised the Registration Statement to incorporate by reference its December 31, 2013 10-K.  Please see page vi of the Amendment.

*      *      *

In connection with our response to the Comment Letter set forth herein, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s comments and hope that the foregoing has been responsive to these comments.  Please do not hesitate to contact us directly at (713) 767-4747 with any questions or comments regarding this letter.

Sincerely,

/s/ Robert C. Flexon
Name:	Robert C. Flexon
Title:	President and Chief Executive Officer, Dynegy Inc.

cc:                                Clint C. Freeland, Executive Vice President & Chief Financial Officer

Clint Walden, Vice President & Chief Accounting Officer

Heidi D. Lewis, Esq., Vice President & Group General Counsel- Corporate

David Johansen, Esq., Partner, White & Case LLP